RNS Transaction in Own Shares TRANSACTION IN OWN SHARES UNILEVER PLC Released 07:00:01 27 May 2026 RNS Number : 7360F Unilever PLC 27 May 2026       TRANSACTIONS IN OWN SECURITIES   27 May 2026   Unilever PLC (the "Company") announces that, during the period between 18 May 2026 and 22 May 2026, it has purchased the following number of its ordinary shares on the London Stock Exchange and other exchanges from Morgan Stanley & Co. International PLC ("the Broker"). The repurchased shares will be held in treasury.   Date of purchase Trading Venue Number of ordinary shares purchased Lowest price paid per share Highest price paid per share Volume weighted average price paid per share 18/05/2026 XLON 1,041,698 4,187.00 4,277.50 4,227.45 18/05/2026 BATE 776,163 4,188.00 4,276.00 4,255.05 18/05/2026 CHIX 231,931 4,188.00 4,268.50 4,211.30 18/05/2026 TRQX 78,373 4,188.00 4,269.50 4,213.98 18/05/2026 AQXE 99,580 4,188.00 4,277.00 4,236.23 19/05/2026 XLON 890,009 4,254.00 4,332.00 4,305.24 19/05/2026 BATE 61,686 4,262.00 4,330.00 4,304.59 19/05/2026 CHIX 220,651 4,256.00 4,331.50 4,305.71 19/05/2026 TRQX 73,898 4,254.00 4,331.50 4,306.11 19/05/2026 AQXE 58,802 4,255.50 4,330.00 4,305.79 20/05/2026 XLON 1,010,078 4,239.50 4,289.50 4,262.55 20/05/2026 BATE 367,264 4,241.50 4,294.00 4,277.68 20/05/2026 CHIX 221,577 4,239.50 4,285.00 4,259.98 20/05/2026 TRQX 76,283 4,239.50 4,289.50 4,260.83 20/05/2026 AQXE 103,485 4,241.00 4,289.50 4,264.27 21/05/2026 XLON 533,561 4,223.50 4,286.00 4,260.46 21/05/2026 BATE 37,243 4,223.50 4,286.00 4,262.12 21/05/2026 CHIX 205,250 4,223.50 4,286.00 4,259.99 21/05/2026 TRQX 49,299 4,224.50 4,285.50 4,259.80 21/05/2026 AQXE 39,153 4,223.50 4,286.00 4,260.58 22/05/2026 XLON 393,764 4,230.50 4,283.50 4,256.43 22/05/2026 BATE 38,397 4,230.50 4,286.00 4,256.54 22/05/2026 CHIX 139,398 4,230.00 4,283.00 4,255.94 22/05/2026 TRQX 43,385 4,230.50 4,283.00 4,255.66 22/05/2026 AQXE 39,061 4,230.50 4,280.50 4,254.93 Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued to the Broker by the Company on 30 April 2026, as announced on that date. Following the purchases of these shares, Unilever holds 18,463,459 of its ordinary shares in treasury and has 2,166,741,788 ordinary shares in issue (excluding treasury shares).     Aggregated information   Trading venue Volume weighted average price Aggregated volume LSE 4,262.01 3,869,110 BATS 4,264.17 1,280,753 Chi-X 4,258.25 1,018,807 Turquoise 4,258.96 321,238 Aquis 4,261.74 340,081   A full breakdown of the individual trades can be found here http://www.rns-pdf.londonstockexchange.com/rns/7360F_1-2026- 5-26.pdf Media Enquires: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com     This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2026 London Stock Exchange plc. All rights reserved.